

March 13, 2024

Sean Pelkey
Chief Financial Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

> **Re: CSX Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 14, 2024**
> **File No. 001-08022**

Dear Sean Pelkey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Non-GAAP Measures, page 33

1. We note your disclosure of the non-GAAP Economic Profit measure, which you also refer to as CSX Cash Earnings or CCE, and define as "gross cash earnings minus the capital charge on gross operating assets." You indicate gross cash earnings represents Adjusted EBITDA less an assumed 15% cash tax, and that the capital charge is derived by applying a long-term average cost of capital of 8% to average gross operating assets.

   If the most directly comparable GAAP-based measure were operating income, your measure would exclude (not deduct) DD&A and operating lease expense, both of which are included (deducted) in computing operating income, and include (deduct) generalized measures of tax and a capital charge, both of which are excluded (not deducted) in computing operating income. However, you have not identified this measure or any other measure as the most directly comparable GAAP measure, nor provided the reconciliation prescribed by Item 10(e)(1)(i)(A) and (B) of Regulation S-K. As your first three adjustments correlate with the activity that is presented between operating income and net earnings on page 52, it appears that operating income would be the most directly comparable GAAP measure to utilize in the reconciliation.

As your computational table begins with Net Income (identified as Net Earnings in your financial statements) and arrives at the intermediary non-GAAP measure of Adjusted EBITDA, before deducting the generalized tax and capital charge to yield your non-GAAP measure, it appears that Adjusted EBITDA should be removed from the reconciliation and if you wish to present this as an incremental non-GAAP measure, it should be separately reconciled to a corresponding GAAP measure. However, we would like to understand your rationale for the generalized charges and your view on the overall utility of the resulting measure compared to your GAAP performance measures.

Please describe to us the nature and extent of support for the percentages utilized in calculating the generalized measures for each period, explain why there should be no deviation between periods in your view, and address the concerns in the Answer to C&DI Question 100.04, including the third example and more generally, the practice of substituting a proportionally static measurement approach for any actual corresponding activity based on GAAP. Tell us how you would propose to characterize the capital charge, relative to activity that is generally reflected in a GAAP performance measure, and explain how your non-GAAP Economic Profit measure enhances an investors understanding of your performance in your view.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation